FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) for June 2007

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: July18, 2007

BY:

Chris Robbins

It’s       Vice President

(Title)

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ANGLO SWISS RESOURCES INC.

SUITE 309 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

July 18, 2007

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

June 6, 2007

Anglo Swiss Resources’ 73 Magnetic & EM Anomalies and Diamondiferous Kimberlite Spur Further Ground Geophysics to Prioritize Drill Targets - Fry Inlet Diamond Property.

VANCOUVER, BC.  June 6, 2007.  Anglo Swiss Resources Inc. (TSX.V-ASW & OTCBB-ASWRF) has contracted with Aurora Geosciences Ltd. (“Aurora”) of Yellowknife, NWT to immediately conduct ground geophysics consisting of MAG/HLEM surveys. This program will precede the Company’s 1500 meter drill program on the Fry Inlet Diamond property in Lac de Gras region of the NWT, Canada.

39 MAGNETIC & 34 EM ANOMALIES AND A SIGNIFICANTLY DIAMONDIFEROUS KIMBERLITE CONFIRMED TO DATE

MPH Consulting Ltd. (“MPH”) interpreted the 2006 Fugro airborne survey data earlier this year and their report far exceeded management's expectations as MPH identified 39 magnetic anomalies conforming to an idealized Lac de Gras-style intrusive diatreme (16 ranked as A and 23 as B plus). There were another 34 electromagnetic anomalies (10 ranked as A and 24 as B plus) again conforming to an idealized diatreme model -- prime contexts for the possibility of diamond-bearing kimberlites.

The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990’s and is contained within a cluster of seven anomalies that the 1500 meter drill program will test this year.

GROUND GEOPHYSICS TO PROVIDE INITIAL DRILL TARGET SELECTION

Aurora’s program is based on a survey involving approximately 18.0 line-km of total field magnetics and approximately 6.0 line-km of horizontal loop electro magnetics. Aurora proposes to mobilize a six-man crew to conduct this project as soon as weather and flights will allow. Standard gridding would be completed on 100m lines for the Horizontal Loop EM surveys. The Total Field Magnetic surveys would be completed utilizing non-differential GPS navigation and control.

Anglo Swiss Resources technical staff have reviewed MPH’s recommendations and selected a cluster of seven targets for NQ drilling, including re-drilling the significantly diamondiferous LI-201 kimberlite upon completion of the ground geophysics program. The data collected by Aurora will again be interpreted by MPH Consulting Ltd. (“MPH”) to assist Anglo’s technical staff in selecting the order and priority of additional drill targets within the cluster.

The ground geophysics grid components provided by MPH below can also be viewed at the Company’s website, www.anglo-swiss.com.

Anglo Swiss’ technical staff believes that even though the previous drill program in the 1990’s produced diamonds, the drill location did not catch the main body of the diamondiferous kimberlite as the hole was collared on the north-eastern fringe of the kimberlite as shown in the diagram below, as well as at the Company’s website, www.anglo-swiss.com.

Results of the ground geophysics will be released as they are received and interpreted by MPH and will be made available at that time.  The 1500 meter drill program will commence shortly thereafter.

Anglo Swiss Resources is a Canadian mining company engaged in the acquisition and exploration of mineral properties.  Its exploration properties include: four distinct claim groups located in the Lac de Gras region of the NWT (diamonds), and in south-eastern British Columbia the historic Kenville Gold Mine (copper, gold, silver and molybdenum), the Blu Starr Gemstone Property (sapphire, iolite, garnet and graphite) and the McAllister Pipe Property (lamproitic diatreme – diamonds).

The contents of this release have been approved by Derrick Strickland, PGeo, a qualified person as defined in NI 43-101.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

On behalf of the Board,

Len Danard.

Anglo Swiss Resources Targets 700 meters of Strike for Multiple Zones of Copper, Gold, Silver, Molybdenum at the Company’s Historic Kenville Gold Mine

VANCOUVER, BC.  June 11, 2007.  Anglo Swiss Resources Inc. (TSX.V-ASW & OTCBB-ASWRF) will commence exploration on a large anomalous zone measuring 1000 x 250 meters along a NW/SE trend, originally discovered by Teck Corp. (“Teck”) .. Teck was the operator during an option joint venture in 1995 and 1996 on the Company’s historic Kenville Gold Mine property , located in the Nelson Mining Division, 10kms. west of the City of Nelson, in south-eastern British Columbia ..

Mr. Len Danard states “We are very optimistic and excited to be able to re-test several zones of economic interest discovered in 1995 and 1996 by Teck as the results in 2007 will prove much more interesting ; the spot price of all the precious and base metals encountered at the Kenville property have increased dramatically over the last 10 years.  T he current gains in the world market price of copper, gold, silver and molybdenum will allow Anglo Swiss to explore the potential economics of this large anomaly through a ground geophysics program, a geophysical interpretation of all the current and historical data, followed by a diamond drill program o f the anomaly. ”

The Company’s goal is to further define the anomalous zone as stated with interpretation of the extensive historical dat a by MPH Consulting Ltd., followed with a diamond drill program in late summer. The 1995 Teck drill program was successful in locating several zones of copper, silver, gold and molybdenum mineralization and a significant new gold quartz vein.

The following excerpts from the 1995 and 1996 Teck Reports on the work programs on the Kenville property pre-date the NI 43-101 standards and are historical in nature. The Teck program consisted of 12 drill holes totalling 2,427 meters with a large percentage of the drill core assayed.  The assays were numerous and ranged from no significant values up to what was considered even at that time to be of significant values.

“A significant zone of copper mineralization with accessory silver and molybdenum was encountered in drill hole TECK-95-03, within carbonate-potassic altered and foliated diorites. The most significant zone consisted of 1.03% copper from 248.9 – 257.6 metres (8.7 metres) .. A new west dipping quartz vein was intersected in drill holes TECK- 95-04 and TECK-95-05 with a high grade section in hole 95-05 assaying 82.15 g/t gold across 0.25 metres ..” ( Teck Corp. report January 15, 1996)

Due to these successful results, Teck initiated a continued program consisting of approximately 3.2 kilometres of surveyed grid, followed by  an induced polarization survey in the Spring of 1996 and a diamond drill program.

Teck conducted a magnetometer survey which again confirmed the anomalous zone identified by the previous season’s exploration.  Teck discovered a new chalcopyrite outcrop occurrence on the southern part of the Kenville Mine Property.  This occurrence lies within the strong coincidental induced polarization chargeability and magnetic high zone.

“The 1996 diamond drill program was successful in locating numerous zones of copper, gold and molybdenum mineralization across a tested strike length of approximately 700 metres. The Kenville property remains a viable target for porphyry style mineralization , containing favorable host rocks, alteration and mineralogy.” ( Teck Corp. report January 23, 1997)

The major decline in the global metals and mining market spurred a decline in exploration in Canada through 1997 to 2004. The Kenville Mine property has seen limited exploration by the Company or through option joint venture groups over the last decade, but the Company is perfectly situated for a sustained exploration program starting this year. The opportunity with the Kenville Mine property is unparalleled at this time.

Anglo Swiss Resources is a Canadian mining company engaged in the acquisition and exploration of mineral properties.  Its exploration properties include: four distinct claim groups located in the Lac de Gras region of the NWT (diamonds), and in south-eastern British Columbia the historic Kenville Gold Mine (copper, gold, silver and molybdenum), the Blu Starr Gemstone Property (sapphire, iolite, garnet and graphite) and the McAllister Pipe Property (lamproitic diatreme – diamonds).

The contents of this release have been approved by Glen Macdonald, P. Geo., a Qualified Person as defined under NI 43-101.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

On behalf of the Board,

Len Danard

Anglo Swiss Resources Retains AGORACOM

VANCOUVER, BRITISH COLUMBIA, June 18, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) (the "Company") is pleased to announce it has retained the services of AGORACOM ("AGORACOM") (http://www.agoracom.com) to provide marketing services.

Effective immediately, a customized and monitored Anglo Swiss Resources, Inc. Stock hub (http://www.agoracom.com/IR/AngloSwiss) will allow both Anglo Swiss and AGORACOM to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all communications.  The stock HUB will also provide one-click access to all critical Anglo Swiss information, as well as, an executive audio address.  In addition, the HUB provides investors with a monitored discussion forum for the purposes of constructive and high-quality discussion about the Company that is free of spam, bashing, hyping and profanity.

Second, AGORACOM will be responsible for raising Anglo Swiss awareness amongst retail investors for the purposes of attracting new and prospective shareholders.  As an exclusive small-cap content provider to Yahoo Finance Canada, AOL Finance Canada and every Blackberry device on the planet, AGORACOM will provide Tier-1 financial coverage of all meaningful Anglo Swiss Resources, Inc. press releases.

Anglo Swiss President & CEO, Len Danard, stated, "I believe the time has now come to significantly increase our communications with existing shareholders and the investment community.  The solution provided by AGORACOM provides our management team with the ability to focus on executing the business plan during this very important phase of our development.  Our shareholders and Company will benefit greatly from near real-time communications, regularly planned updates and increased exposure."

Investors are able to e-mail all correspondence to ASW@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

The terms of the agreement are as follows: Duration - 12 months. Monthly Cash Compensation -   $2,000.  Stock Options -300,000 shares at $CDN 0.105 per share, subject to regulatory approvals.  This agreement has been negotiated entirely at arm's length. AGORACOM is located in Toronto, Ontario.

About AGORACOM Investor Relations Corp.

http://www.agoracom.com

http://www.AgoracomIR.com

AGORACOM Investor Relations is North America's leading outsourced investor relations firm for small-cap companies.  AGORACOM's exclusive IR HUB delivers two-way investor relations and communications that provides 100% transparency, accessibility, equality and near real-time communications for all shareholders and the investment community.

AGORACOM has specialized in small-cap investor relations since 1997 and is the exclusive provider of all small-cap content to Yahoo Finance Canada, The AOL Small Cap Channel and every Blackberry device on the planet.

About Anglo Swiss Resources, Inc.

Anglo Swiss Resources is a Canadian mining company engaged in the acquisition and exploration of mineral properties. Its exploration properties include: four distinct claim groups located in the Lac de Gras region of the NWT (diamonds), and in south-eastern British Columbia the historic Kenville Gold Mine (copper, gold, silver and molybdenum), the Blu Starr Gemstone Property (sapphire, iolite, garnet and graphite) and the McAllister Pipe Property (lamproitic diatreme - diamonds).

To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

Investor Relations

AGORACOM Investor Relations

ASW@agoracom.com

http://www.agoracom.com/IR/AngloSwiss

Anglo Swiss Resources Announces Results of Annual General Meeting

VANCOUVER, BRITISH COLUMBIA, June 20, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is pleased to announce the results and update on the Annual General Meeting held on June 18, 2007, in Vancouver, B.C.

All returning directors were re-elected to the board, and the board would like to thank the Anglo Swiss shareholders for such a strong level of support. The board of directors for the ensuing year will consist of Len Danard, President & CEO, Chris Robbins, Vice President, Leroy Wolbaum, Glen Macdonald. PGeo., Greg Pendura, and Brian Canfield is appointed as the Corporate Secretary to the Company.

Anglo Swiss is also advising on the successful approval of all items at the Annual General Meeting of the shareholders. The board of directors has agreed to work toward maximizing shareholder value for Anglo Swiss Resources shareholders and to consider all options to achieve this goal.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

(s) Len Danard

Anglo Swiss Resources Secures Southernera Diamonds’ Yamba Lake Camp for the Upcoming Geophysical and Drilling Programs – Fry Inlet Diamond Property

VANCOUVER, BRITISH COLUMBIA, JUNE 25, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is pleased to announce that it will be utilizing Southernera Diamonds’ Yamba Lake Camp this summer for its exploration programs on the Fry Inlet Diamond property in the Lac de Gras region of the NWT. The Yamba Lake Camp is in very close proximity to Fry Inlet Diamond property which will complement the exploration programs.

Anglo Swiss Resources has been approved for a five-year drill permit on the Fry Inlet Diamond property and has selected a cluster of seven high-priority targets inclusive of the significantly diamondiferous LI 201 kimberlite for drilling this summer. The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990s from 281 kg. of kimberlite.

Anglo Swiss Resources believes the close proximity of the reported LI 201 kimberlite to other high-priority geophysical targets in a cluster of anomalies infers that previous drilling may have missed other larger intrusions within the immediate area. The LI 201 will be re-drilled and tested as the first target using existing sampling standards within the industry.

Preceding the drill program Anglo Swiss Resources Inc. has contracted with Aurora Geosciences Ltd. of Yellowknife, NWT, to conduct ground geophysics consisting of MAG/HLEM surveys over the cluster of anomalies. Aurora's program is based on a survey involving approximately 18.0 line kilometres of total field magnetics and approximately six line kilometres of horizontal loop electromagnetics. Aurora proposes to mobilize a six-man crew to conduct this project as soon as weather and flights will allow. Standard gridding would be completed on 100-metre lines for the horizontal loop EM surveys. The total field magnetic surveys would be completed using non-differential GPS navigation and control.

MPH Consulting Ltd. has interpreted the 2006 Fugro airborne survey data and its report far exceeded management's expectations as MPH identified 39 magnetic anomalies conforming to an idealized Lac de Gras-style intrusive diatreme (16 ranked as A and 23 as B plus). There were another 34 electromagnetic anomalies (10 ranked as A and 24 as B plus) again conforming to an idealized diatreme model -- prime contexts for the possibility of diamond-bearing kimberlites.

The Fry Inlet property is the company's most-advanced diamond property in the Lac de Gras area of the NWT and is host to the significantly diamondiferous LI 201 kimberlite which produced 60 diamonds from 281 kilograms of kimberlite (14 macrodiamonds and 46 microdiamonds) from a previous drill program by Kennecott in the 1990s. Kennecott limited its diamond recoveries to stones larger than a 0.15-millimetre cut-off, a significantly larger limit than most other labs now employ. As well, 14 of the stones measured longer than 0.5 millimetre in one dimension, and one was large enough to sit on a one-millimetre sieve. The company anticipates that the 2007 drill program will produce a larger diamond count plus larger stones.

The Fry Inlet diamond property is located approximately 25 kilometres north of BHP Billiton's Ekati diamond mine property and Aber/Rio Tinto's Diavik diamond mine property, Canada's first two diamond mines. This claim group totals 91,856 acres.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

The Contents of this release have been approved by G len Macdonald , PGeo., a Qualified Person as defined in NI 43-101.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

(s) Len Danard

END